SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549






FORM 11-K

ANNUAL REPORT






Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


For the fiscal year ended December 31, 1995




ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES



ROCKWELL INTERNATIONAL CORPORATION
2201 Seal Beach Boulevard
Seal Beach, California  90740




ALLEN-BRADLEY SAVINGS AND INVESTMENT
PLAN FOR SALARIED EMPLOYEES
TABLE OF CONTENTS
                                                                 Page
INDEPENDENT AUDITORS' REPORT                                      	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED
	DECEMBER 31, 1995 AND 1994:
	Statements of Net Assets Available for Benefits                  	2
	Statements of Changes in Net Assets Available for Benefits       	3
	Notes to Financial Statements                                   	4-8
SUPPLEMENTAL SCHEDULES FOR THE
  YEAR ENDED DECEMBER 31, 1995:
	Item 27a - Schedule of Assets Held for Investment Purposes       	9
	Item 27d - Schedule of Reportable Transactions                  	10
SIGNATURES                                                       	S-1
EXHIBIT:

  INDEPENDENT AUDITORS' CONSENT                                   S-2








INDEPENDENT AUDITORS' REPORT

To the Allen-Bradley Savings and Investment Plan for Salaried Employees and Participants:

We have audited the accompanying financial statements of the Allen-Bradley Savings and Investment Plan for Salaried Employees, formerly known as the Allen-Bradley Employee Savings Plan for Salaried Employees, as of December 31, 1995 and 1994 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974.    The supplemental information by fund in the
statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche

June 20, 1996


ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994

                                                     SUPPLEMENTAL INFORMATION BY FUND

                                                                                                   Non-Participant
                                                           Participant Directed                       Directed

                                       Guaranteed     Fixed                  Intermediate              Rockwell
                        December 31,     Return       Income    Diversified    Term Bond                Stock     December 31,
                            1995          Fund         Fund        Fund          Fund      Loan Fund    Fund A        1994
Pooled insurance
  contract fund          $176,372,360  $176,372,360                                                              $195,551,415
Pooled investment funds    46,838,329                $3,011,553  $38,778,161  $5,048,615
Money market fund             698,030                                                                 $  698,030      300,481
Participant loans           1,924,114                                                     $1,924,114
Common stock-
  Rockwell International
  Corporation               3,127,715                                                                  3,127,715

    Total investments     228,960,548   176,372,360   3,011,553   38,778,161   5,048,615   1,924,114   3,825,745  195,851,896

Contributions receivable    1,401,333       121,658      32,722      664,995      75,272                 506,686      975,023

Interfund transfers                        (166,661)     (3,356)      60,760     (10,691)    119,948


TOTAL ASSETS AND
  NET ASSETS AVAILABLE
  FOR BENEFITS           $230,361,881  $176,327,357  $3,040,919  $39,503,916  $5,113,196  $2,044,062  $4,332,431 $196,826,919


See notes to financial statements.


ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994
                                                     SUPPLEMENTAL INFORMATION BY FUND
                                                                                                    Non-Participant
                                                           Participant Directed                         Directed
                                          Guaranteed    Fixed                  Intermediate            Rockwell
                            December 31,    Return      Income  Diversified     Term Bond               Stock     December 31,
                                1995          Fund       Fund       Fund          Fund       Loan Fund  Fund A        1994
ADDITIONS TO PLAN ASSETS:
  Earnings from investments:
  Interest                 $ 14,005,091  $13,997,989                $     113    $     873             $   6,116   $12,101,854
  Dividends                       4,253                                                                    4,253
  Net appreciation
    (depreciation) in fair
    value of investments        302,814                   $15,426     (36,757)      53,524                270,621
       Total investment
         income (loss)       14,312,158   13,997,989       15,426     (36,644)      54,397                280,990   12,101,854
Contributions received
 or receivable from:
   Employer                   9,065,723    5,011,844                                                    4,053,879    6,364,726
   Participants              21,899,553   20,127,393       66,958   1,546,874       158,328                         18,607,716
     Total contributions     30,965,276   25,139,237       66,958   1,546,874       158,328             4,053,879   24,972,442
     Total additions         45,277,434   39,137,226       82,384   1,510,230       212,725             4,334,869   37,074,296
DEDUCTIONS FROM PLAN ASSETS:
 Payments to participants
   or beneficiaries          11,742,472   11,683,199       (6,213)     67,200        (4,152)                2,438    7,286,360
   Net income                33,534,962   27,454,027       88,597   1,443,030       216,877             4,332,431   29,787,936

NET TRANSFERS BETWEEN FUNDS              (47,953,589)   2,952,322  38,060,886     4,896,319  $2,044,062
TRANSFER FROM RELATED PLAN                                                                                              62,975

NET INCREASE (DECREASE)      33,534,962   (20,499,562)  3,040,919  39,503,916     5,113,196   2,044,062 4,332,431   29,850,911
NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF
 YEAR                       196,826,919   196,826,919                                                              166,976,008

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR $230,361,881  $176,327,357  $3,040,919  $39,503,916  $5,113,196  $2,044,062 $4,332,431 $196,826,919

See notes to financial statements.



ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994

1.	DESCRIPTION OF PLAN

The following brief description of the Allen-Bradley Savings and
Investment Plan for Salaried Employees (the "Plan") is provided for general information purposes only.  Prior to October 1, 1995, the Plan's name was the Allen-Bradley Employee Savings Plan for Salaried Employees. Participants should refer to the Plan document for more complete information.
a.	General - The Plan is a defined contribution savings plan established by Allen-Bradley Company, Inc. (the "Company").  The Company is a
wholly-owned subsidiary of Rockwell International Corporation
("Rockwell").  The Savings Plan Benefit Committee and the Plan
Administrator control and manage the operation and administration of the Plan.  Effective October 1, 1995, First Interstate Bank of
California (the "Trustee") became the trustee of the Plan assets.
Prior to that time an officer of the Company was trustee of the Plan assets.  The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974.
	The Plan provides for four investment funds in which participant contributions to the Plan may be invested. These are the Fixed Income
Fund, which invests primarily in debt securities with maturities of three years or less; the Diversified Fund, which invests primarily in stocks, bonds and other corporate securities, except those issued by
Rockwell; the Guaranteed Return Fund, which invests in insurance company contracts providing a guarantee of principal and stated rate of interest for a specified period; and the Intermediate Term Bond
Fund, which invests in U. S. Treasury and government agency bonds with intermediate maturities averaging five years or less. Company contributions are invested in the Rockwell Stock Fund A, which invests in common stock of Rockwell. Prior to October 1, 1995, generally all contributions were invested in a pooled guaranteed insurance contract fund. The operating results of such fund prior to October 1, 1995 are included with the Guaranteed Return Fund for 1995.
b.	Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 14% of compensation, as defined in the Plan.  Participant contributions can be made either before or after U.S. federal taxation of a
participant's compensation.  However, a participant's contribution on a before-tax basis is limited to 9% of the participant's base compensation for non-highly compensated participants and to 8% for highly compensated participants.  In addition, the Company contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to 50% of the total amount of participant contributions provided that such amount shall not exceed an amount equal to 3% of compensation, less the amount of any forfeitures as provided by the Plan.  Effective October 1, 1995, the Plan was amended to provide for a variable Company match ranging from 50% to 100% of a participant's contributions, provided that such amount does not exceed
6% of a participant's base compensation.  The percentage match is determined based on consolidated net sales growth of Rockwell
Automation.  Company contributions, effective October 1, 1995, are made in the form of cash or common stock of Rockwell or any
combination thereof.
c.	Investment Elections - Participants may elect to have their
participant contributions made to (i) the Fixed Income Fund; (ii) the Diversified Fund; (iii) the Guaranteed Return Fund; (iv) the
Intermediate Bond Fund; or in 5% increments among any or all of the above funds.  Company contributions are made entirely to the Rockwell
Stock Fund A.  Participants with units in the Guaranteed Return Fund may elect to convert all or a part of their percentage interest in an insurance contract into units in other funds as the insurance contracts held within the Guaranteed Return Fund expire.
d.	Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of the month, which is generally the last stock-trading day of the month.  However, voting rights are extended to participants in proportion to their interest in Rockwell Common Stock held in Stock Fund A, as represented by common units.  Between valuation dates, contributions to and withdrawal payments from each fund are converted to units by dividing the amount of such transactions by the unit value as last determined, and the participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
e.	Vesting - Each participant is fully vested at all times in the portion of a participant's account which relates to the participant's contributions and earnings thereon. Upon termination of employment, participants may receive their account balance, to the extent vested, in the form of a lump sum payment, installment payments or an annuity contract from a legal reserve life insurance company.  Amounts contributed after October 1, 1995 will no longer be distributed in the form of an annuity contract from a legal reserve life insurance policy.  Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of credited service.  A participant is 100 percent vested after five years of credited service. Partial vesting occurs at a rate of 20% per year of credited service. Vesting prior to October 1, 1995 was based on participation in the Plan.  Participant before-tax contributions can be withdrawn provided the participant has either attained the age of
59-1/2 or is able to demonstrate financial hardship.
f.	Loans - A participant may obtain a loan in an amount as defined in the
Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account.  Interest is charged at a rate equal to the prime rate plus
1%.  The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time.
Payments of principal and interest are credited to the participant's account.  Participants may have only one outstanding loan at a time.
g.	Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan. Forfeitures revert to the Company and reduce the Company's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan, the participant's account will be restored.
h.	Benefit Claims Payable - Distributions and withdrawals from
participant's accounts may be made at any time effective October 1,
1995.  Prior to that time, distributions and withdrawals were made quarterly. As of December 31, 1995 and 1994, net assets available for benefits included benefits of $440,515 and $2,385,743, respectively, due to participants who have withdrawn from participation in the Plan or who have requested partial distributions.
i.	Priorities Upon Termination of the Plan - The Company has the
authority to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's employer contributions account will be fully vested.
Benefits under the Plan will be provided solely from the Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.
b.	Valuation of Pooled Insurance Contract Fund - The pooled insurance contract fund is valued at the composite contract value of the guaranteed investment contracts held in the fund.  Contract value represents contributions made by participants under the contracts, plus interest at the contract rates, less withdrawals or transfers by participants. The fair value of the Plan's investment in the Pooled
Insurance Contract Fund was approximately $179.8 million as of
December 31, 1995.
c.	Valuation of Pooled Investment Funds - The Plan's interest in pooled investment funds represents investments in pooled investment funds in which the Plan and other Company and Rockwell defined contribution plans participate.  The Plan's interest in the funds is carried at fair value based on quoted market prices.
d.	Valuation of Money Market Fund - Investments in a money market fund are stated at fair value, which is equivalent to cost.
e.	Valuation of Rockwell Common Stock - Investments in Rockwell Common
Stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year.
f.	Expenses - The Plan's expenses are paid by the Plan or the Company, as provided by the Plan document.
g.	Reclassifications - Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

3.	INVESTMENTS
The Plan's investments which exceeded 5% of the Plan's net assets as of December 31, 1995 and 1994 are as follows:
                                                1995          1994
Guaranteed Return Fund
  (Pooled Insurance Contract Fund)         $176,372,360   $195,551,415

Diversified Fund (Pooled Equity Fund)        38,778,161

4.	UNIT VALUES

Participation units outstanding and participants' equity per unit at December 31, 1995 are as follows:
                                          Units        Participants'
                                       Outstanding    Equity per Unit

Guaranteed Return Fund                 172,363,008        $1.023
Fixed Income Fund                        2,984,219         1.019
Diversified Fund                        38,881,807         1.016
Intermediate Term Bond Fund              4,988,484         1.025
Rockwell Stock Fund A                    4,018,953         1.078


5.	TAX STATUS
The Plan obtained its latest determination letter in 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan was not timely amended to bring it into compliance with the requirements of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. The Company voluntarily requested to correct the defect under the Closing Agreement Program of the Internal Revenue Service. Under this program, the Company amended the Plan on September 28, 1995, to bring the Plan into compliance. On June 11, 1996, the Company and the Internal Revenue Service entered into a signed closing agreement in which the Internal Revenue Service concluded that it will treat the Plan as having been timely amended for purposes of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988 with respect to plan years beginning after December 31, 1986. As part of the agreement, the Company paid $67,500 in penalties.
Effective October 1, 1995, the Plan was amended and restated. The Company has not yet received a determination letter for the amended and restated plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under
Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1995. Therefore, no provision for income taxes is included in the Plan's financial statements.



ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

        Column B                   Column C         Column D       Column E

                                Description of
                             Investment, Including
    Identity of Issue,        Collateral, Rate of
   Borrower, Lessor or      Interest, Maturity Date,
     Similar Party           Par or Maturity value    Cost      Current Value

Pooled Insurance Contract Fund:

  Guaranteed Return Fund (1)  Pooled insurance
                                contract fund
                                17,358,277 units   $176,372,360   $176,372,360

Pooled Investment Funds:

  Diversified Fund (1)        Pooled equity fund;
                               3,803,332 units     38,815,570     38,778,161

  Fixed Income Fund (1)       Pooled income fund;
                               295,231 units        2,996,150      3,011,553

  Intermediate Term           Pooled bond fund;
    Bond Fund (1)              486,642 units        4,995,119      5,048,615

Total Pooled Investment Funds                      46,806,839     46,838,329

*Rockwell International
   Corporation                Common stock,
   Common Stock                59,153 shares        2,857,036      3,127,715

*Loans to Participants        Notes, 9.75% due
                               12 to 60 months
                               from date of loan    1,924,114      1,924,114

Money Market Funds:

*First Interstate Bank        Pacific American
   of California                Fund U.S.
                                Treasury              698,030        698,030

TOTAL INVESTMENTS                                $228,658,379   $228,960,548


* Party-in-interest

(1)  Pooled funds held by First Interstate Bank of California, as trustee.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR SALARIED
EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
      COLUMN A                      COLUMN B                   COLUMN C      COLUMN D    COLUMN G     COLUMN H     COLUMN I

                                                                                                    Current Value
                                                                                                     of Asset on
    Identity of                                                Purchase       Selling     Cost of    Transaction    Gain or
   Party Involved              Description of Asset              Price         Price       Asset         Date       (Loss)
SERIES TRANSACTIONS:

Guaranteed Return Fund      Pooled Insurance Contract Fund    $86,993,261               $86,993,261   $86,993,261

Guaranteed Return Fund      Pooled Insurance Contract Fund                 $69,726,100   69,726,100    69,726,100

Diversified Fund            Pooled Equity Fund                 41,078,944                41,078,944    41,078,944

Diversified Fund            Pooled Equity Fund                               2,264,260    2,263,375     2,264,260    $885

SINGLE TRANSACTIONS:

Guaranteed Return Fund      Pooled Insurance Contract Fund                   30,104,672  30,104,672    30,104,672

Guaranteed Return Fund      Pooled Insurance Contract Fund                   29,441,606  29,441,606    29,441,606

Guaranteed Return Fund      Pooled Insurance Contract Fund     52,050,240                52,050,240    52,050,240

Diversified Fund            Pooled Equity Fund                 40,059,089                40,059,089    40,059,089









SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.


                                      	ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
	                                                   FOR SALARIED EMPLOYEES

                                                          	By: Roger J. Freitag

                                                            	Roger J. Freitag
                                                            Plan Administrator



Date:  June 28, 1996




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement
No. 333-00705 of Rockwell International Corporation on Form S-8, and the Prospectus dated February 5, 1996 with respect to the Securities covered thereby, of our report dated June 20, 1996, appearing in this Annual Report on Form 11-K of the Allen-Bradley Savings and Investment Plan for Salaried Employees for the year ended December 31, 1995.


Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 28, 1996